[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

VIA EDGAR AND FEDERAL EXPRESS

October 9, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:      Morgan Stanley Spectrum Strategic L.P. (the "Company")
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed March 8, 2007
         Form 10-Qs for Quarterly Periods Ended March 31, 2007 and June 30, 2007 Filed May 14, 2007 and August 10, 2007, respectively File No. 000-26280

Ladies and Gentlemen:

         On behalf of Demeter Management Corporation, the general partner of the Company (the "General Partner"), we respectfully submit below the General Partner's responses to the comments contained in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission to Lee Horwitz, Chief Financial Officer of the General Partner, dated September 12, 2007, with respect to the above-referenced filings.

         For your convenience, we have reprinted the Staff's written comments below prior to the General Partner's responses.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Financial Condition

1. Comment: We note you have recorded unrestricted cash and restricted cash on your statements of financial condition. Please tell us and disclose the nature of the restrictions and how you determined the allocation of your cash between unrestricted and restricted since all cash appears to be commingled in your trading accounts.

         Response: As reflected on the Company's statements of financial condition, restricted cash represents cash on deposit to satisfy margin requirements for trading. These amounts of restricted cash are maintained in separate trading accounts. Cash that is not on deposit to satisfy the margin requirements for trading is reflected as unrestricted cash.

Statements of Operations

2. Comment: We note you do not include the weighted average number of units outstanding. Please tell us how you have complied with Item 601(b)(11) of Regulation S-K, or tell us why you believe it was not necessary to disclose this information.

         Response: In future filings of the Company's Form 10-Ks and Form 10-Qs, we will include the weighted average number of units outstanding on the Statements of Operations.

Exhibits 31.1 and 31.2

3. Comment: We note that you have made certain modifications to the exact form of the required certifications including a change to the required phrase "and the audit committee of the registrant's board of directors" in paragraph 5 and a change to the required phrase "other certifying officer(s)" in paragraphs 4 and 5. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Additionally, we note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

         Response: In future filings of the Company's Form 10-Ks and Form 10-Qs, there will be no modifications to the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) as such form is set forth in Item 601(b)(31) of Regulation S-K. Additionally, the certifying officer's title will not be included in future filings.

Form 10-Qs for the quarterly periods ended March 31, 2007 and June 30, 2007

Financial Statements

4. Comment: Please include a schedule of investments as of each period-end for which you provide Statements of Financial Condition. Reference is made to
7.01 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies.

         Response: In future filings of the Company's Form 10-Qs, a schedule of investments will be included as to each period-end for which the Company provides Statements of Financial Condition.

         Pursuant to your comment letter, on behalf of the General Partner and the Company we acknowledge that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or need any additional information, please do not hesitate to contact the undersigned at (202) 862-2249 or in my absence, Dorothy D. Mehta of this firm at (212) 504-6846.

Very truly yours,

Edwin L. Lyon
/s/ Edwin L. Lyon

cc:      Kevin Woody, Branch Chief
         Howard Efron
         Walter Davis
         Lee Horwitz
         Jeremy Beal
         Michael D. Wasserman, Esq.
         Todd M. Hand, Esq.
         Dorothy D. Mehta, Esq.